Exhibit 99.2

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Unaudited Interim Condensed Consolidated Balance Sheets
As of April 30, 2025 and October 31, 2024

	April 30, 2025	October 31, 2024
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	1,351,285	547,498
Accounts receivable, net	123,257	330,892
Due from related parties	34	14,339
Inventories	65,821	71,486
Advances to suppliers	2,647	19,168
Loans receivable from franchisees, net	996,605	745,992
Other receivables and other current assets	3,044,981	1,114,871
Total current assets	5,584,630	2,844,246
Non-current Assets
Property and equipment, net	88,967	103,960
Intangible assets, net	6,980	7,621
Operating lease right of use asset	91,198	70,739
Other non-current assets	60,657	56,717
Total non-current assets	247,802	239,037
TOTAL ASSETS	5,832,432	3,083,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	16,803	24,069
Due to related parties	7,460	—
Taxes payable	1,198,269	1,001,024
Operating lease liabilities – current	28,402	17,573
Contract liability	118,277	325,924
Accruals and other payables	149,721	155,863
Total current liabilities	1,518,932	1,524,453
Non-current liabilities
Operating lease liabilities – non-current	63,060	52,745
Total non-current assets	63,060	52,745
TOTAL LIABILITIES	1,581,992	1,577,198

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares (2,500,000,000 shares authorized, par value $0.00002, 29,374,403 shares issued and outstanding as of April 30, 2025 and 25,000,000 shares issued and outstanding as of October 31, 2024) *	587	500
Additional paid in capital	23,751,471	1,161,211
Statutory reserve	131,962	131,962
Accumulated deficits	(19,564,205)	271,788
Accumulated other comprehensive loss	(69,375)	(59,376)
Total Shareholders’ equity	4,250,440	1,506,085
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,832,432	3,083,283

*	Certain shares are related to the IPO (See Note 14).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income
For the Six Months Ended April 30, 2025 and 2024

	Six Months Ended April 30, 2025	Six Months Ended April 30, 2024
Revenues, net	1,239,197	852,928
Cost of revenues	58,500	98,109
Gross profit	1,180,697	754,819

Operating expenses
Selling and marketing expenses	229,775	157,733
General and administrative expenses	20,632,549	452,098
Research and development expenses	26,087	20,083
Allowance for expected credit losses	7,883	32,537
Total operating expenses	20,896,294	662,451
Operating (expenses) income	(19,715,597)	92,368

Non-operating income (expense) items:
Other income	58,154	—
Other expense	—	133
Interest income	416	1,051
Interest expense	20	—
Total other income	58,550	918

(Loss) Income before income tax	(19,657,048)	93,286

Income tax expense	178,946	44,386

Net (loss) income	(19,835,994)	48,900

Earnings per share
Ordinary shares – basic and diluted	(0.74)	0.002
Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	26,887,202	25,000,000

*	Certain shares are related to the IPO (See Note 14 ).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficits)
For the Six Months Ended April 30, 2025 and 2024

	Ordinary Shares			Additional		Retained earning	Accumulated Other
	Number of Shares	Amount	Subscription Receivable	Paid-in Capital	Statutory Reserves	(Accumulated Deficits)	Comprehensive Loss	Total Equity
Balance at October 31, 2023	25,000,000	500	(500)	1,161,211	30,422	(105,233)	(73,927)	1,012,473
Contribution in capital			500					500
Net income	—	—	—	—	—	48,900	—	48,900
Appropriation to statutory reserve	—	—	—	—			—	—
Foreign currency translation adjustment	—	—	—	—	—	—	6,135	6,135
Balance at April30, 2024	25,000,000	500	—	1,161,211	30,422	(56,333)	(67,792)	1,068,008

Balance at October 31, 2024	25,000,000	500	—	1,161,211	131,962	271,788	(59,376)	1,506,085
Issuance of shares, net	1,374,403	27	—	2,640,320	—	—	—	2,640,347
Share-based Compensation	3,000,000	60	—	19,949,940	—	—	—	19,950,000
Net loss	—	—	—	—	—	(19,835,994)	—	(19,835,994)
Foreign currency translation adjustment	—	—	—	—	—	—	(9,999)	(9,999)
Balance at April 30, 2025	29,374,403	587	—	23,751,471	131,962	(19,564,205)	(69,375)	4,250,440

*	Certain shares are related to the IPO (See Note 14 ).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the Six Months Ended April 30, 2024 and 2023
(Unaudited)

	Six Months Ended April 30, 2025	Six Months Ended April 30, 2024
Cash flows from operating activities
Net income	(19,835,994)	48,900
Depreciation and amortization	15,508	11,329
Allowance for credit losses	7,883	32,537
Impairments and write-offs of assets	4,734	214
Deferred tax benefits	(1,993)	(6,793)
Operating lease expenses	14,098	11,652
Share-based Compensation Expense	19,950,000	—
Non-cash interest income	(29,000)	—
Changes in operating assets and liabilities:
Accounts receivable	201,410	185,952
Inventories	(570)	4,502
Advances to suppliers	16,124	(3,277)
Other receivables and other current assets	9,499	220,382
Operating advance payments to related parties	(263)	—
Other non-current assets	(3,141)	(247,098)
Accruals and other payables	(100,169)	(27,435)
Accounts payable	(6,762)	(144,708)
Taxes payable	218,358	78,547
Contract liability	(200,867)	(121,326)
Operating lease liabilities	(13,422)	(12,092)
Net cash provided by operating activities	245,433	31,286
Cash flows from investing activities
Purchase of equipment and intangible assets	(2,213)	(2,071)
Loans to franchisees	(691,377)	(498,230)
Loan repayment from franchisees	416,890	322,630
Loans to the third party	(3,000,000)
Repayment from related parties	14,270	—
Net cash used in investing activities	(3,262,430)	(177,671)

Cash flows from financing activities
Proceeds from shareholder’s contribution of capital	—	500.00
Proceeds from issuance of shares	4,277,807	—
Borrowing from related party	7,462	36,501
IPO Costs	(451,758)	—
Net cash provided by financing activities	3,833,511	37,001

Net increase (decrease) of cash and cash equivalents	816,514	(109,384)

Effect of foreign currency translation	(12,727)	7,716
Cash and cash equivalents– beginning of period	547,498	1,033,634
Cash and cash equivalents– end of period	$1,351,285	$931,966

Supplementary cash flow information:
Interest paid	$—	$—
Income tax paid	$—	$—
Non-cash investing and financing activities:
Non-cash IPO Costs	(97,302)	—
Non-cash interest income	29,000	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$34,759	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Park Ha Biological Technology Co., Ltd. (“Park Ha Cayman”) was incorporated in the Cayman Islands on October 11, 2022. The Company is an investment holding company; its primary business operations are conducted through its subsidiaries as described below.

Park Ha Biological Technology (HK) Co., Ltd. (“Park Ha HK”) was incorporated in Hong Kong on October 25, 2022. It is a wholly owned subsidiary of Park Ha Cayman.

Park Ha Investment (Wuxi) Co., Ltd. (“Park Ha WFOE”) was incorporated on May 5, 2023 as a wholly foreign owned entity in the People’s Republic of China (“PRC”). Park Ha WFOE is a wholly owned subsidiary of Park Ha HK.

Wuxi Xinzhan Enterprise Management Consulting Co., Ltd. (“XinZhan”) was incorporated on March 31, 2016 in the People’s Republic of China (“PRC”) with Ms. Xiaoqiu Zhang being the majority shareholder owning 75.2% of XinZhan prior to the equity transfer described below. XinZhan takes the lead in promoting the franchisee market and looking for franchisees. XinZhan signs a franchise agreement with the franchisee. The franchise agreement grants the franchisee the license to open stores under the “PARK HA” brand in a specific area. Franchisees authorized to sell Park Ha Jiangsu’s “PARK HA” brand products or third-party products authorized by XinZhan must comply with the terms of the franchise agreement.

Shanghai Park Ha Industrial Development Co., Ltd. (“Park Ha Shanghai”) was incorporated on April 17, 2017 in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Wuxi XinZhan. Park Ha Shanghai’s primary business includes beauty services, sales of beauty products and devices, management of beauty salon franchises.

Jiangsu Park Ha Biotechnology Co., Ltd. (“Park Ha Jiangsu”) was incorporated on August 13, 2019 in the People’s Republic of China (“PRC”) with Ms. Xiaoqiu Zhang being the majority shareholder owning 75.2% of Park Ha Jiangsu prior to the equity transfer described below. Park Ha Jiangsu has developed a full range of “PARK HA” brand skin care products through cooperation with biological laboratories. Our product range ranges from basic skin physical protection, exfoliation, and sebum film repair to surface microecological balance and anti-aging. These products are sold through directly operated retail stores and franchisees.

On May 17, 2023, Park Ha WFOE entered into equity transfer agreements with each shareholder of Wuxi XinZhan and Park Ha Jiangsu to purchase all the equity interest in such entities. The restructure was completed on July 7, 2023. As a result, Wuxi XinZhan and Park Ha Jiangsu became a wholly owned subsidiary of Park Ha WFOE.

Wuxi Mufeng Biotechnology Co., Ltd (“Wuxi Mufeng”) and Wuxi Muchen Biotechnology Co., Ltd were incorporated on February 21, 2025 in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Park Ha Jiangsu.

Huishan Yiyayue Beauty Salon (“Huishan Yiyayue”) was incorporated on January 22, 2025 in the People’s Republic of China (“PRC”) as a wholly owned subsidiary of Park Ha Jiangsu.

Upon the completion of the above Reorganization, Park Ha Cayman became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Park Ha Biological Technology Co., Ltd. and its subsidiaries are collectively referred to as the “Company”.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the Company’s unaudited condensed consolidated financial statement. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the year ended October 31, 2024 included in the other.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. Operating results for the six months ended April 30, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant accounting estimates include certain assumptions related to, among others, the valuation of the amount due from related parties, inventory valuations, the estimation of useful lives of property and equipment and intangible assets, allowance for expected credit losses, and income taxes including the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Functional and Presentation Currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Chinese Yuan (“RMB”). The RMB is not freely convertible into the US dollar and may be subject to PRC currency restrictions for payments, including the distributions of dividends or retained earnings to the Company by its subsidiaries.

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, shareholder’s equity accounts are translated at historical rates, and income and expense items are translated at the periodic average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss) in the shareholder’s equity section of the balance sheets.

Exchange rate used for the translation as follows:

	As of
	April 30, 2025	October 31, 2024
Period end US$: RMB exchange rate	7.2706	7.1178

	For the six months ended
	April 30
	2025	2024
Period average US$: RMB exchange rate	7.2681	7.1754

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Cash and Cash Equivalents

Cash consists of cash on hand and cash in bank, as well as balances in Douyin and Meituan accounts, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains cash with various financial institutions primarily in mainland China. The Company has not experienced any losses in bank accounts. The balances in Douyin and Meituan represent transaction balances from customers purchasing products through these platforms. Merchants’ income can be withdrawn within 1-3 business days without any restrictions.

Accounts Receivable and allowance for credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses.

The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to due from related parties, loans receivable from franchisees, other receivables. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Inventory

Inventories, which are primarily comprised of finished goods for sale, goods shipped to customer and raw materials, are stated at the lower of cost or net realizable value, using the weighted average method and is based on purchase cost. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis..

Loans Receivable

Loans receivable is recorded at origination at the fair value less estimates for expected credit losses. Loans receivable is reviewed periodically to determine whether it’’s carrying value has become impaired. The Company uses credit loss method to estimate the allowance for loans receivables.

Property and Equipment

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Office furniture	5 years
Motor Vehicle	4 years
Office equipment	2.5-5 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets mainly represent software at cost, less accumulated amortization on a straight-line basis over an estimated life of ten years.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended April 30, 2025 and 2024 was nil.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. According to the standard, financial statements are required to disclose material related-party transactions other than compensation arrangements, expense allowances, or other similar items that occur in the ordinary course of business. A related party is essentially any party that controls or can significantly influence the management or operating policies of the company to the extent that the company may be prevented from fully pursuing its own interests. Related parties include affiliates, investees accounted for by the equity method, trusts for the benefit of employees, principal owners, management, and immediate family members of owners or management. Transactions with related parties must be disclosed even if there is no accounting recognition made for such transactions (e.g., a service is performed without payment).

Lease

The Company recognizes right-of-use (“ROU”) assets and lease liabilities for its lease commitments with terms greater than one year. Contractual options to extend or terminate lease agreements are reflected in the lease term when they are reasonably certain to be exercised. The initial measurements of new ROU assets and lease liabilities are based on the present value of future lease payments over the lease term as of the commencement date. In determining future lease payments, the Company has elected not to separate lease and non-lease components. As the Company’s lease arrangements do not provide an implicit interest rate, we apply the Company’s incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. Relevant information used in determining the Company’s incremental borrowing rate includes the duration of the lease, transaction currency of the lease, and the Company’s credit risk relative to risk-free market rates. The Company’s ROU assets also include any initial direct costs incurred and exclude lease incentives. The Company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants. All leases of the Company are classified as operating leases, with lease expense being recognized on a straight-line basis.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company generate revenues from sales of beauty products and devices, and management of beauty salon franchises.

Sales of Beauty Products and Devices:

The contracts for sales of beauty products and devices are established either through direct transactions or through formal agreements, creating enforceable rights and obligations for both parties. For these sales, the Company recognizes a single performance obligation: the transfer of goods to the customer. There are no additional identifiable promises within these contracts. The Company does not offer price protection but do allow for the return of goods in cases of quality issues, adhering to the standard warranty practices. The Company recorded reserve for sales returns was $nil for the six months ended April 30, 2025, and 2024.

For sales at our owned store locations, revenue is recognized at the point of transfer of control, typically when the customer makes payment and accepts the goods in-store.

Regarding online sales via third-party platforms, control is transferred, and revenue is recognized at the point of delivery to the customer, facilitated by express delivery services.

Sales and deliveries of beauty products and devices to the franchisees are treated as distinct performance obligations, separate from the franchise agreement. These transactions are not highly dependent on, nor are they integrated with, the franchise services, allowing the franchisee to benefit from the goods independently. Revenue from sales to franchisees is recognized upon the transfer of control of the goods, generally upon delivery. As franchisees take ownership and resell the products at their discretion, these transactions are not considered consignment sales.

Management of beauty salon franchises:

The Company’s franchise revenues comprise non-refundable initial franchise fees received from franchisees. The initial franchise services, which constitute the Company’s obligation under these agreements, include: (i) granting exclusive operating rights in a specific area, (ii) allowing the use of the “PARK HA” brand, and (iii) providing initial setup services. These setup services encompass assistance with site selection, marketing strategy formulation, and training for franchisee management and beauticians.

Following the revenue recognition standard ASC 606, we consider the initial franchise services indistinct from the ongoing rights provided during the franchise agreement term. Consequently, these services are treated as a single performance obligation. Accordingly, initial franchise fees are deferred and recorded as a “Contract Liability.” These fees are recognized over the franchise term as the performance obligation is satisfied, typically spanning one year.

The Company offers advertising and renovation subsidies to franchisees, calculated as a percentage of the franchise fee. Since these subsidies are not in exchange for distinct goods or services from franchisees, they are accounted for as a reduction in the transaction price of the franchise fee.

The Company also offers short-term loans to franchisees, with terms not exceeding six months. The loan amounts are based on the franchise fee and a fixed ratio. Given the short duration of these loans, as a practical expedient, the Company does not adjust the consideration for the effects of a significant financing component.

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of April 30, 2025 and October 31, 2024, the Company’s advances from customer deposit and unearned franchise fee amounted to $118,277 and $325,924, respectively.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company reports revenues net of applicable sales taxes and related surcharges.

Cost of revenues

Costs of sales of beauty products and devices consist primarily of materials costs, shipping and handling expenses, inspection costs and related costs, which are directly attributable to products. Write-down of inventories is also recorded in cost of sales, if any.

Costs of revenue of beauty salon franchises consist primarily of training costs, promotional material costs and related costs, which are directly attributable to franchises business.

Shipping and handling fees incurred to transport goods to customers are paid directly to the logistics company by customers.

Selling and marketing expense

Sales and marketing expenses consist primarily of rent, depreciation of leasehold improvements, marketing conference expenses, advertising expenses and salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred. Advertising costs were $3,010 and $nil for the six months ended April 30, 2025 and 2024, respectively.

General and administrative expenses

General and administrative expenses consist primarily of Share-based Compensation Expense、salaries and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Research and development

The Company expenses research and development expenses when incurred as periodic costs. The Company recognized research and development expenses for the six months ended April 30, 2025 and 2024 in the amounts of $26,087 and $20,083, respectively. Research and development expenses primarily comprise of employees’ wages and benefits, as well as expenditures related to patent fees.

Value Added Tax (VAT)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the balance sheet.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the periods of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in foreign currency translation loss in the unaudited condensed consolidated statements of operations and comprehensive income.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign-invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign-invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset the accumulated loss.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the six months ended April 30, 2025 and 2024, the Company does not have any outstanding ordinary shares equivalents; therefore, a separate computation of diluted earnings (loss) per share is not presented.

Commitments and Contingencies

The Company follows ASC 450-20, “Loss Contingencies,” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of April 30, 2025 and October 31, 2024.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have two business segments which comprised of products sales and franchise service. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and risks

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions or trading platforms.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are RMB and U.S. dollars, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash, accounts receivable and accounts payable. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLES, NET

As of April 30, 2025 and October 31, 2024, accounts receivables, net is comprised of the following:

	April 30, 2025	October 31, 2024
Accounts receivables – Non franchisees	155,865	157,769
Allowance for expected credit losses	(152,784)	(157,769)
Accounts receivables, net – Non-franchisees	3,081	—

	April 30, 2025	October 31, 2024
Accounts receivables – Franchisees	193,711	404,974
Allowance for expected credit losses	(73,535)	(74,082)
Accounts receivables, net – Franchisees	120,176	330,892

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 3 — ACCOUNTS RECEIVABLES, NET (cont.)

The following is a summary of the activity in the allowance for expected credit losses:

	April 30, 2025	October 31, 2024
Balance at beginning of period – Non-franchisees	157,769	24,398
(Reversal) Provision	(1,669)	132,787
Effect of translation adjustment	(3,316)	584
Balance at end of period – Non-franchisees	152,784	157,769

	April 30, 2025	October 31, 2024
Balance at beginning of period – Franchisees	74,082	66,106
Provision	1,010	6,393
Effect of translation adjustment	(1,557)	1,583
Balance at end of period – Franchisees	73,535	74,082

NOTE 4 — INVENTORY, NET

As of April 30, 2025 and October 31, 2024, inventory comprised of the following:

	April 30, 2025	October 31, 2024
Raw materials	17,503	22,606
Goods shipped to customer	-	1,914
Finished goods	48,318	46,966
Inventories, net	65,821	71,486

Inventory write-down expense was $4,734 and $214 for the six months ended April 30, 2025 and 2024, respectively.

NOTE 5 — LOANS RECEIVABLE FROM FRANCHISEES, NET

Loans receivables from franchisees consist of non-interest-bearing advances provided by the Company to its franchisees to purchase inventory, equipment; or for use as working capital. The maturity date of the loan is 180 days from the date of disbursement of funds.

As of April 30, 2025 and October 31, 2024, loan receivables from franchisees, net comprised of the following:

	April 30, 2025	October 31, 2024
Loan receivables from franchisees	1,059,060	801,512
Allowance for expected credit losses	(62,455)	(55,520)
Loan receivables from franchisees, net	996,605	745,992

The following is a summary of the activity in the allowance for expected credit losses:

	April 30, 2025	October 31, 2024
Balance at beginning of period	55,520	62,602
Provision	8,101	(8,580)
Effect of translation adjustment	(1,166)	1,498
Balance at end of period	62,455	55,520

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 5 — LOANS RECEIVABLE FROM FRANCHISEES, NET (cont.)

The following is a summary of the movement of the loan:

	April 30, 2025	October 31, 2024
Balance at beginning of period	801,512	362,917
Loans lend to franchisees	691,377	1,236,518
Repayment from franchisees	(416,890)	(810,660)
Effect of translation adjustment	(16,939)	12,737
Balance at end of period	1,059,060	801,512

The amount of loans that are past due as of April 30,2025 and October 31, 2024 were $430,501 and $55,495 respectively. As of the reporting date, the amount of loans that are past due is $378,923.

As of April 30, 2025 and October 31, 2024, loans receivable from franchisees, net comprised of the following:

	April 30, 2025	October 31, 2024
Gao Wenjing	51,578	52,685
Wang Shimei	51,578	—
Xu Yong	8,940	—
Nan Xifeng	8,940	—
Zeng Yongjian	45,388	46,361
Song Mingfang	51,578	—
Wang Zhiya	—	52,685
Yu Yang	51,578	52,685
Wang Limin	—	52,685
Zhou Guixiang	—	—
Wang Jia	8,940	—
Wang Xuefeng	178,802	182,641
Wang Xiaohui	8,940	—
Zheng Yanhai	8,940	9,132
Chen Yu	—	9,132
Zhang Ying	—	9,132
Wang Hongli	—	9,132
Ge Xiaoqing	—	9,132
Zhu Hongjun	51,578	52,685
Liu Jie	51,578	52,685
Zhou Qianqian	51,578	52,685
Meng Hao	—	52,685
Liu Zonghui	—	52,685
Li Ruonan	—	52,685
Yan Tianxiang	8,940	—
Wu Yinghan	178,802	—
Liu Yuping	178,802	—
Xiao Yang	17,880	—
Sun Zhongyao	8,940	—
Shen Yue	8,940	—
Sun Xuqiang	8,940	—
Zhao Zhe	8,940	—
Fan Lingfu	8,940	—
	1,059,060	801,512
Less: Allowance for expected credit loss	(62,455)	(55,520)
Loan receivables from franchisees, net	996,605	745,992

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 6 — OTHER RECEIVABLES AND OTHER CURRENT ASSETS, net

As of April 30, 2025 and October 31, 2024, other receivables and other current assets comprised of the following:

	April 30, 2025	October 31, 2024
Other receivables	3,091,207	69,454
Deferred IPO Cost	—	1,088,400
Prepaid expenses	4,154	8,030
Total	3,095,361	1,165,884
Allowance for expected credit loss	(50,380)	(51,013)
Other receivables and other current assets, net	3,044,981	1,114,871

The following is a summary of the activity in the allowance for expected credit losses:

	April 30, 2025	October 31, 2024
Balance at beginning of period- Other receivables	51,013	—
Provision	(633)	51,013
Effect of translation adjustment	—	—
Balance at end of period other receivables	50,380	51,013

NOTE 7 — PROPERTY & EQUIPMENT, NET

As of April 30, 2025 and October 31, 2024, property and equipment, net comprised of the following:

	April 30, 2025	October 31, 2024
At Cost:
Office furniture	8,669	8,855
Motor vehicle	144,471	147,573
Office equipment	10,171	8,129
Leasehold improvements	104,531	106,775
Total, Cost	267,842	271,332
Accumulated depreciation	(178,875)	(167,372)
Total, net	88,967	103,960

Depreciation expenses were $15,026 and $10,841 for the six months ended April 30, 2025 and 2024, respectively.

NOTE 8 — INTANGIBLE ASSETS, NET

As of April 30, 2025 and October 31, 2024, intangible assets, net comprised of the following:

	April 30, 2025	October 31, 2024
At Cost:
Trademark	248	253
Software	9,628	9,834

Accumulated depreciation	(2,896)	(2,466)
Total, net	6,980	7,621

Amortization expenses were $482 and $488 for the six months ended April 30, 2025 and 2024, respectively.

	For the years ending October 31,
	2025*	2026	2027	2028	2029	thereafter
Amortization expenses	481	963	963	963	963	2,647

*        For the six months ending October 31, 2025

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 9 — OTHER NON-CURRENT ASSETS

As of April 30, 2025 and October 31, 2024, other non-current assets comprised of the following:

	April 30, 2025	October 31, 2024
Lease deposits	3,539	407
Deferred Tax Asset	57,118	56,310
Total	60,657	56,717

NOTE 10 — TAXES PAYABLE

As of April 30, 2025 and October 31, 2024, taxes payable comprised of the following:

	April 30, 2025	October 31, 2024
Enterprise income tax payable	865,632	699,633
Value-added tax, net	299,215	271,404
City maintenance and construction tax	19,025	17,018
Additional education fees	8,295	7,438
Other taxes	6,102	5,531
Total	1,198,269	1,001,024

NOTE 11 — CONTRACT LIABILITIES

For service contracts where the performance obligation is not completed, contract liabilities were recorded for any payments received in advance of the performance obligation. The payments received in advance will not be refunded and will be amortized in future when met performance obligations.

As of April 30, 2025 and October 31, 2024, contract liabilities is comprised of the following:

	April 30, 2025	October 31, 2024
Unearned franchise fee	118,277	309,315
Customer advance for beauty products	—	16,609
Total	118,277	325,924

The unearned franchise fee of $118,277 is to be recognized to revenue within one year from April 30, 2025.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 11 — CONTRACT LIABILITIES (cont.)

As of April 30, 2025 and October 31, 2024, unearned franchise fee comprised of the following:

	April 30, 2025	October 31, 2024
Li Yi	38	7,005
Gao Wenjing	—	31,563
Yan Tianxiang	1,507	—
Wu Yinghan	32,753	—
Liu Yuping	36,462	—
Wang Shimei	2,073	—
Xu Yong	754	—
Nan Xifeng	829	—
Song Mingfang	6,971	—
Wang Zhiya	—	23,287
Yu Yang	—	—
Wang Limin	—	12,510
Li Jie	—	6,390
Sheng Xidong	—	6,890
Zhou Guixiang	—	13,626
Wang Jia	415	—
Wang Xuefeng	528	40,801
Wang Xiaohui	641	—
Ge Xiaoqing	—	6,967
Li Ruonan	—	2,309
Meng Hao	—	7,313
Chen Yu	—	500
Wang Hongli	—	2,848
Zhang Ying	—	2,964
Liu Zonghui	—	16,359
Xiao Yang	1,507	—
Sun Zhongyao	1,055	—
Shen Yue	1,206	—
Fan Lingfu	1,130	—
Sun Xuqiang	1,130	—
Zhao Zhe	1,130	—
Zheng Tinghai	5,162	—
Liu Jie	6,971	41,955
Zhu Hongjun	10,551	45,612
Zhou Qianqian	5,464	40,416
Total	118,277	309,315

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 12 — RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Guozhen Liu	Limited partner of Changxin International Limited Partnership, executive director and legal representative of Park Ha Shanghai, supervisor of XinZhan, parent of Xiaoqiu Zhang
Fujun Yu	Executive director, legal representative of Park Ha Jiangsu, supervisor of Park Ha Shanghai
Hengquan Zhang	Supervisor of Park Ha Jiangsu, parent of Xiaoqiu Zhang
Xiaoqiu Zhang	CEO, Chairperson of the board of directors, controlling shareholder of Park Ha Cayman

Due from related party

The Company made advances to Ms. Xiaoqiu Zhang for working capital to be paid on behalf of the Company. The balance due from Ms. Xiaoqiu Zhang was $nil and $14,339 as of April 30, 2025 and October 31, 2024, respectively.

The Company made advances to Mr. Hengquan Zhang for working capital to be paid on behalf of the Company. The balance due from Mr. Hengquan Zhang was $34 and $nil as of April 30, 2025 and October 31, 2024, respectively.

Due to related party

The Company received advances from Ms. Xiaoqiu Zhang as working capital. The balance due to Ms. Xiaoqiu Zhang was $7,460 and $nil as of April 30, 2025 and October 31, 2024, respectively.

The amounts due from related party and due to related party above are non-interest bearing, without maturity and due on demand.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 13 — LEASES

As of April 30, 2025, the Company has operating leases for seven operating leases for its two office locations, three company-operated stores, one staff dormitory and one warehouse. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

	For the Six Months End
	April 30,
	2025	2024
Lease Cost
Operating lease cost	$14,098	$11,652

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$13,422	$12,092

As of April 30, 2025 and October 31, 2024, the weighted average lease term and discount rate are as follows:

	April 30, 2025	October 31, 2024
Weighted average remaining lease term – operating leases (in years)	4.08	4.64
Average discount rate – operating lease	3.77%	3.75%

As of April 30, 2025 and October 31, 2024, the supplemental balance sheet information related to leases are as follows:

	April 30, 2025	October 31, 2024
Operating leases
Right-of-use assets	$91,198	$70,739

Operating lease liabilities, current	$28,402	$17,573
Operating lease liabilities, non-current	63,060	$52,745
Total operating lease liabilities	$91,462	$70,318

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 13 — LEASES (cont.)

The undiscounted future minimum lease payment schedule as follows:

For the years ending April 30,
Remainder of 2025	16,403
2026	28,552
2027	26,199
2028	14,635
2029	11,598
Total undiscounted lease payments	97,387
Less imputed interest	(5,925)
Total lease liabilities	91,462

NOTE 14 — SHAREHOLDERS’ EQUITY

The Company was incorporated in the Cayman Islands in October 2022 under the Cayman Islands Companies Act as an exempted company with limited liability. As of April 30, 2025, the Company is authorized to issue 2,500,000,000 ordinary shares.

As of April 30, 2025, the Company has 29,374,403 shares issued and outstanding with a par value of $0.00002 per share.

On December 30, 2024, the Company completed initial public offering, issued and sold 1,200,000 Ordinary Shares, of which 1,200,000 shares related to the public offering, at $4.00 per share for $4.80 million. The net proceeds of $3.89 million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On January 24, 2025, the Company issued and sold 174,403 shares to an over-allotment arrangement, at $4.00 per share for $0.70 million. The net proceeds of 0.38million after deducting underwriting discounts and the offering expenses payable was received by the Company

On February 28, 2025, the Board of Directors resolved and approved: the company adopt the 2025 Equity Incentive Plan, under which the total number of authorized and issuable shares of the company’s common stock (with a par value of $0.00002 per share) shall be 3,000,000 shares. On March 5, 2025, the company entered into five grant agreements with the respective grantees, specifying the grant date as March 5, 2025, with the vesting arrangement being immediately exercisable. The company recognized share-based compensation included in administrative expenses of $ 19,950,000 for the six months ended April 30, 2025, calculated based on the fair value price of $ 6.65 per share on the grant date of March 5,2025 multiplied by 3,000,000 shares.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 15 — RESTRICTED NET ASSETS

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

	As of
	April 30, 2025	October 31, 2024
Paid-in capital	—	—
Additional paid in capital	1,161,211	1,161,211
Statutory reserve	131,962	131,962
Total	1,293,173	1,293,173

NOTE 16 — SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which comprised of products sales and franchise service; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Summarized financial information for the two reportable segments is as follows:

	Six Months Ended April 30, 2025
	Product Sales	Franchise fees	Consolidated
Revenues, net	404,438	834,759	1,239,197
Cost of revenues	47,882	10,618	58,500
Gross profit	356,556	824,141	1,180,697
Depreciation and amortization	15,508		15,508
Other expense (income), net	7,112,270	13,709,967	20,822,237
Income tax expenses (benefits)	1,262	177,684	178,946
Net (Loss) Income	(6,772,484)	(13,063,510)	(19,835,994)

	Six Months Ended April 30, 2024
	Product Sales	Franchise fees	Consolidated
Revenues, net	300,958	551,970	852,928
Cost of revenues	40,224	57,885	98,109
Gross profit	260,734	494,085	754,819
Depreciation and amortization	7,274	4,055	11,329
Other expense (income), net	415,785	234,419	650,204
Income tax expenses (benefits)	(5,366)	49,752	44,386
Net (Loss) Income	(156,959)	205,859	48,900

Summarized financial information for revenues, costs and profits is as follows

Sales revenues comprised of the following:

	Six Months Ended
	April 30, 2025		April 30, 2024
Products sales – Non-franchisees	208,701	17%	164,958	19%
Product Sales – Franchisees	195,737	16%	136,000	16%
Franchise fees	834,759	67%	551,970	65%
Total	1,239,197	100%	852,928	100%

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 16 — SEGMENTS AND GEOGRAPHIC INFORMATION (cont.)

Direct costs comprised of the following:

	Six Months Ended
	April 30, 2025		April 30, 2024
Products sales – Non-franchisees	10,316	18%	11,764	12%
Product Sales – Franchisees	37,566	64%	28,460	29%
Franchise fees	10,618	18%	57,885	59%
Total	58,500	100%	98,109	100%

Gross profit comprised of the following:

	Six Months Ended
	April 30, 2025		April 30, 2024
Products sales – Non-franchisees	198,385	17%	153,194	20%
Product Sales – Franchisees	158,171	13%	107,540	15%
Franchise fees	824,141	70%	494,085	65%
Total	1,180,697	100%	754,819	100%

NOTE 17 — CONCENTRATION RISKS

Concentration of credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration of customers and suppliers

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The customers accounting for 10% or more of the Company’s revenue include the following:

	For the Six Months Ended
	April 30, 2025	April 30, 2024
Percentage of Company revenue
Customer F	9%	15%
Customer G	9%	14%

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	April 30, 2025	October 31, 2024
Percentage of the Company’s accounts receivable
Customer A	26%	17%
Customer B	10%	7%
Customer C	—%	1%
Customer D	5%	3%
Customer E	—%	8%
Customer F	—%	15%
Customer G	—%	14%
Customer H	13%	8%
Customer I	13%	9%

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 17 — CONCENTRATION RISKS (cont.)

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	For the Six Months Ended
	April 30, 2025	April 30, 2024
Percentage of the Company’s purchases
Supplier A	12%	19%
Supplier B	12%	16%
Supplier C	13%	12%
Supplier D	—%	10%
Supplier E	14%	—%
Supplier H	11%	4%
Supplier I	11%	6%

The suppliers that accounted for 10% or more of the Company’s account payables comprised of the following:

	April 30, 2025	October 31, 2024
Percentage of the Company’s accounts payable
Supplier F	—%	36%
Supplier G	77%	55%
Supplier J	13%	9%

NOTE 18 — INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, entities are not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

Park Ha Biological Technology (HK) Co., Ltd. is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Park Ha Biological Technology (HK) Co., Ltd. did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Park Ha Biological Technology (HK) Co., Ltd.is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends for the six months ended April 30, 2025 and April 30, 2024.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 18 — INCOME TAX (cont.)

China, PRC

The Company in general is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Park Ha Jiangsu” obtained its HNTE certificate on November 6, 2024. Therefore, “Park Ha Jiangsu” is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law..

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration stipulates that the preferential corporate income tax (CIT) policy for small and low-profit enterprises (SLPEs) — reducing taxable income by 25% and applying a 20% tax rate — shall be extended until December 31, 2027.Wuxi Muchen and Wuxi Mufeng , with annual taxable income not exceeding RMB 1 million for the six months ended April 30, 2025, qualify as SLPEs. As such, 25% of their taxable income is subject to CIT at the reduced rate of 20%.

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration on Further Tax and Fee Support Policies for Micro and Small Enterprises and Individual Businesses From January 1, 2023, to December 31, 2027, 50% of the personal income tax (PIT) payable on the portion of an individual business’s annual taxable income not exceeding RMB 2 million shall be exempted. Individual businesses may enjoy this preferential policy cumulatively with other existing PIT incentives. Huishan Yiyayue , as an individual business with taxable income not exceeding RMB 1 million for the six months ended April 30, 2025, is eligible for a 50% reduction in PIT on its business income, which is subject to the five-tier progressive tax rates.

Income taxes in the PRC are consist of:

	For the Six Months Ended
	April 30,
	2025	2024
Current income tax expense	180,939	51,179
Deferred income tax benefit	(1,993)	(6,793)
Total income tax expense	178,946	44,386

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 18 — INCOME TAX (cont.)

The net taxable income before income taxes and its provision for income taxes comprised of the following:

	For the Six Months Ended
	April 30,
	2025	2024
(Loss) Income attributed to China	(19,657,048)	93,286
PRC statutory tax rate	25%	25%
Income tax expense at PRC statutory income tax rate	(4,914,262)	23,322
Tax effect of preferential tax treatments	5,059,645	2,706
Research and development credit	(3,913)	(3,013)
Non-deductible expenses	1,862	13,472
Change in valuation allowance	35,614	7,899
Tax expense, net	178,946	44,386

As of April 30, 2025and October 31, 2024, deferred tax assets consist of the following:

	As of
	April 30, 2025	October 31, 2024
Net operating losses carried forward in the PRC	119,211	85,404
Allowance of expected credit loss	57,118	56,310
Total	176,329	141,714
Less: Valuation allowance	(119,211)	(85,404)
Deferred tax assets, net	57,118	56,310

As of April 30, 2025 and October 31, 2024, the Company’s PRC entities had net operating loss carryforwards of approximately $0.67 million and $0.47 million, respectively which will start to expire from 2025. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will not be fully realized. As of April 30, 2025 and October 31, 2024, full valuation allowance is provided against the deferred tax assets related to the Company’s net operating loss carryforwards based upon management’s assessment as to their realization.

NOTE 19 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of the financial statements and determined that there have been no events that have occurred that would require adjustments to or disclosure in the consolidated financial statements except for the following:

On March 3, 2025, Astra Nova Ventures Limited borrowed US$ 3 million from the Company under a loan agreement with a term from March 3, 2025 to October 15, 2025. The parties subsequently agreed on July 28, 2025 to terminate the original agreement early as of July 30, 2025. As of this reporting date, the company has fully recovered the loan in advance.

On July 7, 2025, the company’s board of directors approved the adoption of the Amended Plan, which amended and restated the company’s 2025 Share Incentive Plan. An additional 4,500,000 ordinary shares of US$0.00002 each of the Company (the “Shares’”) be and are reserved from the authorized unissued share capital of the Company for issuance under the Amended Plan such that the aggregate number of Shares authorized and deliverable under the Amended Plan was 7,500,000. The Company executed four Share Award Agreements on July 14, 2025, with four consultant grantees, conferring an aggregate of 4,500,000 shares with immediate vesting arrangement as of the Grant Date (July 14, 2025)

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Park Ha Biological Technology Co., Ltd. (“Park Ha Cayman”) was incorporated in the Cayman Islands on October 11, 2022.

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Park Ha Cayman exceed 25% of the consolidated net assets of the Company. For purposes of the test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of the Company’s operations are conducted in China and a substantial majority of the Company’s revenues are generated in China, a majority of the Company’s revenue being earned and currency received are denominated in Renminbi (“RMB”). RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict the Company’s ability to convert RMB into US Dollars.

Park Ha Biological Technology Co., Ltd. and its Subsidiaries
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the unaudited condensed consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the unaudited condensed consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

As of April 30, 2025 and October 31, 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	April 30,	October 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	1,015,018	—
Other receivables and other current assets	3,029,000	—
Deferred IPO Cost		1,088,400
Total Current Assets	4,044,018	1,088,400
Non-Current Assets
Investment in subsidiaries	2,217,273	1,879,477
Total Non-Current Assets	2,217,273	1,879,477
TOTAL ASSETS	6,261,291	2,967,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Intercompany Payable	2,010,851	1,461,792
Total Current Liabilities	2,010,851	1,461,792
TOTAL LIABILITIES	2,010,851	1,461,792
Shareholders’ Equity
Ordinary shares (2,500,000,000 shares authorized, par value $0.00002, 29,374,403 shares issued and outstanding as of April 30,2025 and 25,000,000 shares issued and outstanding as of October 31, 2024)*	587	500
Additional Paid In Capital	23,751,471	1,161,211
Statutory Reserve	131,962	131,962
Retained Earnings (Accumulated Deficits)	(19,564,205)	271,788
Accumulated Other Comprehensive Loss	(69,375)	(59,376)
Total Stockholders’ Equity	4,250,440	1,506,085
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,261,291	2,967,877

*	Certain shares are related to the IPO (See Note 14 ).

Condensed Statements of Operations

	Six Months Ended April 30, 2025	Six Months Ended April 30, 2024
Operating costs and expenses:
General and administrative expenses	20,212,966	—
Total operating expenses	20,212,966	—
Other income (expense):		—
Other income	29,001	—
Interest income	196	—
Interest expense	20	—
Total other income (expenses)	29,178	—
Share of income of subsidiaries	347,794	48,900
Net (loss) income	(19,835,994)	48,900